Exhibit 99.1
Shanda Games Reports Fourth Quarter and Full Year 2010 Unaudited Results
-10Q4 Net Revenues Increased 5.1% QoQ to US$174.0 Million
-10Q4 Net Income Increased 26.9% QoQ to US$55.4 Million, Diluted Earnings per ADS US$0.20
Shanghai, China—March 1, 2010—Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2010.
Fourth Quarter 2010 Financial Highlights
•	Net revenues increased 5.1% quarter-over-quarter and decreased 13.7% year-over-year to RMB1,152.5 million (US$174.0 million).

•
Massively multi-player online role-playing games (MMORPGs) revenues increased 7.1% quarter-over-quarter and declined 17.0% year-over-year to RMB1,040.9 million (US$157.2 million). Active paying accounts (APA) for MMORPGs increased 3.0% quarter-over-quarter to 9.46 million, and average monthly revenue per active paying account (ARPU) increased 4.0% quarter-over-quarter to RMB36.7.

•
Advanced casual games revenues decreased 18.9% quarter-over-quarter and were essentially flat year-over-year at RMB61.9 million (US$9.3 million). The sequential decline was mainly attributable to a weaker seasonality effect in the fourth quarter of 2010. APA for advanced casual games decreased 10.5% quarter-over-quarter to 0.75 million, and ARPU decreased 9.3% quarter-over-quarter to RMB27.7.

•	Other revenues increased 2.9% quarter-over-quarter and 151.0% year-over-year to RMB49.7 million (US$7.5 million).

•
Gross profit increased 8.4% quarter-over-quarter and decreased 12.6% year-over-year to RMB701.0 million (US$105.8 million). Gross margin was 60.8% in the fourth quarter of 2010, up from 59.0% in the third quarter of 2010 and 60.0% in the fourth quarter of 2009.

•
US GAAP operating income increased 6.1% quarter-over-quarter and decreased 32.5% year-over-year to RMB324.9 million (US$49.1 million). Operating margin was 28.2% in the fourth quarter of 2010, compared to 27.9% in the third quarter of 2010 and 36.0% in the fourth quarter of 2009.

•
Non-GAAP operating income, defined as operating income excluding share-based compensation, increased 6.4% quarter-over-quarter and decreased 31.8% year-over-year to RMB350.5 million (US$53.0 million). Non-GAAP operating margin was 30.4% in the fourth quarter of 2010, compared to 30.1% in the third quarter of 2010 and 38.4% in the fourth quarter of 2009.

•
US GAAP net income attributable to ordinary shareholders increased 26.9% quarter-over-quarter and decreased 11.7% year-over-year to RMB366.6 million (US$55.4 million). US GAAP earnings per diluted ADS were RMB1.30 (US$0.20), compared to RMB1.02 in the third quarter of 2010 and RMB1.44 in the fourth quarter of 2009.

•
Non-GAAP net income attributable to ordinary shareholders increased 25.6% quarter-over-quarter and decreased 12.3% year-over-year to RMB392.2 million (US$59.3 million). Non-GAAP earnings per diluted ADS were RMB1.40 (US$0.22), compared to RMB1.10 in the third quarter of 2010 and RMB1.54 in the fourth quarter of 2009.

Full Year 2010 Financial Highlights
•	Net revenues decreased 6.3% to RMB4,504.7 million (US$680.2 million) compared to 2009.

•
MMORPGs revenues decreased 9.1% year-over-year to RMB4,018.3 million (US$606.7 million). Advanced casual games revenues decreased 1.6% year-over-year to RMB300.6 million (US$45.4 million). Other revenues increased 135.2% year-over-year to RMB185.8 million (US$28.1 million).

•
US GAAP operating income was RMB1,332.9 million (US$201.3 million) in 2010, compared to RMB1,734.4 million in 2009. Non-GAAP operating income was RMB1,438.8 million (US$217.3 million) in 2010, compared to RMB1,860.2 million in 2009.

•
US GAAP net income attributable to ordinary shareholders was RMB1,288.8 million (US$194.6 million), compared to RMB1,453.0 million in 2009. US GAAP earnings per diluted ADS for 2010 were RMB4.52 (US$0.68), compared with RMB5.20 in 2009.

•
Non-GAAP net income attributable to ordinary shareholders was RMB1,394.7 million (US$210.6 million), compared to RMB1,578.8 million in 2009. Non-GAAP earnings per diluted ADS in 2010 were RMB4.90 (US$0.74), compared with RMB5.64 in 2009.

“Our fourth quarter 2010 results reached the high end of our previous guidance, primarily on the strength of revenues from new games, as we continue to shift toward a younger game portfolio,” said Mr. Alan Tan, Chairman and CEO of Shanda Games.
“During the fourth quarter, ‘Dragon Nest’ continued to gain impressive reception in Mainland China, Japan and Taiwan, making it the most successful recent game release in Asia. We are also encouraged by the favorable launch of ‘Hades Realm II’ in China in November. In addition, we will continue to bring high quality titles to Chinese gamers, including ‘Legend of Immortals,’ ‘Bubble Fighters,’ ‘Final Fantasy XIV,’ and ‘Sudden Attack’ and ‘Point Blank,’ which are the top selling first person shooting games (FPS) in Korea and Indonesia, respectively.”

“Additionally, we are seeing an accelerated growth in our international business, driven by successful launches of new titles in overseas markets. We expect to further expand our business geographically to take full advantage of our high-quality titles and operational expertise.”
“Our performance in the fourth quarter of 2010 gives us confidence in our competitive position, our capabilities, and our future. Our continuing focus on quality content combined with the spirit of innovation has served us well and laid a solid foundation for a sustainable business as we move into the new year,” concluded Mr. Tan.
Fourth Quarter 2010 Financial Results
Net Revenues. Net revenues were RMB1,152.5 million (US$174.0 million), representing an increase of 5.1% from RMB1,096.3 million in the third quarter of 2010 and a decrease of 13.7% from RMB1,336.2 million in the fourth quarter of 2009.
Net revenues from MMORPGs, which represents net MMORPG revenues generated in China, and net revenues from advanced casual games, which represents net advanced casual game revenues generated in China, accounted for 90.3% and 5.4% of total net revenues, respectively. Other revenues, which primarily represents net overseas revenues generated from game licensing, game operations, and advertising, accounted for 4.3% of total net revenues.
Net revenues from MMORPGs were RMB1,040.9 million (US$157.2 million), representing a 7.1% increase from RMB971.7 million in the third quarter of 2010 and a 17.0% decline from RMB1,254.4 million in the fourth quarter of 2009. The sequential increase in revenues was primarily due to the full quarter contribution from Dragon Nest, which was launched in late July 2010. APA for MMORPGs increased 3.0% sequentially to 9.46 million. ARPU for MMORPGs increased 4.0% from RMB35.2 in the preceding quarter to RMB36.7 in the fourth quarter of 2010.

Net revenues from advanced casual games were RMB61.9 million (US$9.3 million), representing a 18.9% decline from RMB76.3 million in the third quarter of 2010 and a 0.2% decline from RMB62.0 million in the fourth quarter of 2009. The sequential decrease in revenue was primarily due to seasonality, for which the third quarter of each year is usually a high season with the summer holidays and ChinaJoy promotions. As a result, APA for advanced casual games decreased 10.5% sequentially to 0.75 million, and ARPU decreased 9.3% sequentially to RMB27.7.
Other revenues in the fourth quarter of 2010 were RMB49.7 million (US$7.5 million), an increase of 2.9% from RMB48.3 million in the third quarter of 2010 and an increase of 151.0% from RMB19.8 million in the fourth quarter of 2009.
Cost of Revenues. Cost of revenues for the fourth quarter of 2010 was RMB451.5 million (US$68.2 million), compared with RMB449.4 million in the third quarter of 2010 and RMB534.3 million in the fourth quarter of 2009.
Gross Profit. Gross profit for the fourth quarter of 2010 was RMB701.0 million (US$105.8 million), representing an 8.4% increase from RMB646.9 million in the third quarter of 2010 and a 12.6% decrease from RMB801.9 million in the fourth quarter of 2009. Gross margin was 60.8% in the fourth quarter of 2010, compared with 59.0% in the third quarter of 2010 and 60.0% in the fourth quarter of 2009. The sequential increase in gross margin was mainly attributable to an increase in revenues generated from in-house games as a percentage of net revenues.
Operating Expenses. Total operating expenses for the fourth quarter of 2010 were RMB376.1 million (US$56.7 million), compared with RMB340.7 million in the third quarter of 2010 and RMB320.3 million in the fourth quarter of 2009. Operating expenses represented 32.6% of net revenues, compared with 31.1% in the third quarter of 2010 and 24.0% in the fourth quarter of 2009.
Research and development expenses increased 17.9% quarter-over-quarter and 30.0% year-over-year to RMB137.2 million (US$20.7 million) in the fourth quarter of 2010. The sequential increase in research and development expenses was mainly due to a full-quarter consolidation of Eyedentity Games’ R&D expenses and an increase in R&D headcount during the fourth quarter of 2010. Research and development expenses represented 11.9% of net revenues, compared with 10.6% in the third quarter of 2010 and 7.9% in the fourth quarter of 2009.

Sales and marketing expenses increased 0.7% quarter-over-quarter and 7.1% year-over-year to RMB138.5 million (US$20.9 million) in the fourth quarter of 2010. Sales and marketing expenses represented 12.0% of net revenues, compared with 12.5% in the third quarter of 2010 and 9.7% in the fourth quarter of 2009.
General and administrative expenses increased 15.7% quarter-over-quarter and 17.4% year-over-year to RMB100.4 million (US$15.1 million) in the fourth quarter of 2010. The sequential increase in general and administrative expenses was mainly due to higher rebate of business tax paid by the Company’s subsidiaries during the third quarter as well as an increase in share-based compensation expenses in the fourth quarter of 2010. General and administrative expenses accounted for 8.7% of net revenues, compared with 7.9% in the third quarter of 2010 and 6.4% in the fourth quarter of 2009.
Share-based compensation expenses were RMB25.6 million (US$3.9 million) in the fourth quarter of 2010, compared with RMB23.2 million in the third quarter of 2010 and RMB32.0 million in the fourth quarter of 2009.
Operating Income. Operating income for the fourth quarter of 2010 was RMB324.9 million (US$49.1 million), compared with RMB306.2 million in the third quarter of 2010 and RMB481.6 million in the fourth quarter of 2009. Operating margin was 28.2% in the fourth quarter of 2010, compared to 27.9% in the third quarter of 2010 and 36.0% in the fourth quarter of 2009.
Non-GAAP Operating Income. Non-GAAP operating income for the fourth quarter of 2010 was RMB350.5 million (US$53.0 million), compared with RMB329.4 million in the third quarter of 2010 and RMB513.6 million in the fourth quarter of 2009. Non-GAAP operating margin was 30.4% in the fourth quarter of 2010, compared with 30.1% in the third quarter of 2010 and 38.4% in the fourth quarter of 2009.

Government Financial Incentives. Government financial incentives totaled RMB124.8 million (US$18.8 million) in the fourth quarter of 2010, compared with RMB52.0 million in the third quarter of 2010 and RMB76.8 million in the fourth quarter of 2009. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to timing of payment.
Income Tax Expense. Income tax expense for the fourth quarter of 2010 was RMB87.2 million (US$13.1 million), as compared with RMB75.9 million in the third quarter of 2010 and RMB128.4 million in the fourth quarter of 2009.
Net Income Attributable to Ordinary Shareholders. Net income for the fourth quarter of 2010 was RMB366.6 million (US$55.4 million), compared with RMB289.0 million in the third quarter of 2010 and RMB415.2 million in the fourth quarter of 2009. Earnings per diluted ADS in the fourth quarter of 2010 were RMB1.30 (US$0.20), compared with RMB1.02 in the third quarter of 2010 and RMB1.44 in the fourth quarter of 2009.
Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the fourth quarter of 2010 was RMB392.2 million (US$59.3 million), compared with RMB312.2 million in the third quarter of 2010 and RMB447.2 million in the fourth quarter of 2009. Non-GAAP earnings per diluted ADS in the fourth quarter of 2010 were RMB1.40 (US$0.22), compared with RMB1.10 in the third quarter of 2010 and RMB1.54 in the fourth quarter of 2009.
Cash, Cash Equivalent, Short-Term Investments, and Restricted Cash. In the fourth quarter of 2010 the Company generated RMB604.1 million (US$91.2 million) in cash flow from operating activities. The Company’s cash, cash equivalent, short-term investments, and restricted cash decreased from RMB3,417.8 million as of September 30, 2010 to RMB2,174.8 million (US$328.3 million) as of December 31, 2010. The decrease was primarily a result of moving RMB1,215.2 million (US$183.5 million) to time deposits with maturity exceeding one year and pledge of RMB503.0 million (US$76.0 million) as collateral for a loan, but partially offset by cash flows from operations.

Full Year 2010 Financial Results
Net revenues for the full year 2010 were RMB4,504.7 million (US$680.2 million), representing a 6.3% decrease from RMB4,806.7 million in 2009.
Revenues from MMORPGs for the full year 2010 decreased 9.1% year-over-year to RMB4,018.3 million (US$606.7 million), and revenues from advanced casual games decreased 1.6% year-over-year to RMB300.6 million (US$45.4 million). Other revenues for the year 2010 increased 135.2% year-over-year to RMB185.8 million (US$28.1 million).
Gross profit for the full year 2010 was RMB2,667.5 million (US$402.8 million), compared with RMB2,873.2 million in 2009. Gross margin was 59.2% in 2010, compared with 59.8% in 2009.
Operating income for the full year 2010 were RMB1,332.9 million (US$201.3 million), compared with RMB1,734.4 million in 2009. Operating margin was 29.6% in 2010, compared with 36.1% in 2009.
Non-GAAP operating income for the full year 2010 were RMB1,438.8 million (US$217.3 million), compared with RMB1,860.2 million in 2009. Non-GAAP operating margin was 31.9% in 2010, compared with 38.7% in 2009.
Net income attributable to ordinary shareholders for the full year 2010 was RMB1,288.8 million (US$194.6 million), a decrease of 11.3% from RMB1,453.0 million in the full year 2009. Earnings per diluted ADS were RMB4.52 (US$0.68) for the full year 2010, compared with RMB5.20 per diluted ADS for the full year 2009.
Non-GAAP net income attributable to ordinary shareholders for the full year 2010 was RMB1,394.7 million (US$210.6 million), compared with RMB1,578.8 million in the full year 2009. Non-GAAP earnings per diluted ADS were RMB4.90 (US$0.74) for the full year 2010, compared with RMB5.64 for the full year 2009.

Recent Business Highlights
On December 29, 2010, Shanda Games started open-beta testing of “AION: Assault on Balaurea,” the 2.0 version of the Company’s 3D fantasy MMORPG “AION.”
In December 2010 and January 2011, Shanda Games licensed its 3D fantasy MMORPG “Hades Realm II” to Brazil and Thailand. The game has previously been licensed to North America, Singapore, Malaysia, Japan, Korea, Hong Kong, Macau, Taiwan, and parts of Europe.
On January 20, 2011, Shanda Games announced that it received a total of 15 Golden Phoenix Awards at the 2010 China Game Industry Annual Conference in recognition of Shanda Games’ outstanding contributions in the online game industry. Golden Phoenix Awards are issued by China’s General Administration of Press and Publication (GAPP) and are considered among the most prestigious awards in China’s online game industry.
In January 2011, Shanda Games licensed its 2.5D fantasy MMORPG “Legend of Immortals” to Vietnam.
In February 2011, Shanda Games obtained an exclusive license from Bandai Korea, a subsidiary of a leading Japanese toy making and video game company, Bandai, to operate a 3D MMORPG “Dragon Ball Online” in mainland China. “Dragon Ball Online,” adapted from a popular Japanese comic book “Dragon Ball,” is one of the most anticipated game titles in the Chinese market according to various major Chinese online game websites.
Share Repurchase
On March 1, 2010, the Company’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to $150 million worth of its outstanding ADSs during the next twenty four (24) months. As of February 28, 2011, the Company has repurchased approximately 6.1 million ADSs for an aggregate consideration of US$37.8 million.

Conference Call and Webcast Notice
Shanda Games will host a conference call at 9:00 a.m. on March 2, 2010 Beijing/Hong Kong time (8:00 p.m. on March 1, 2010 Eastern Time), to discuss its fourth quarter and annual results.
Dial-in details for the live conference call are as follows:
U.S. Toll Free: +1-800-706-7745
Mainland China Netcom Toll Free: 10800-852-1490
Mainland China Telecom Toll Free: 10800-152-1490
Hong Kong Toll Free: 800-963-844
U.K. Toll Free: 0808-234-7616
International Toll: +1-617-614-3472
Passcode: 60034673
A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong time) on March 2, 2011 for 7 days.
U.S. Toll Free: +1-888-286-8010
International Toll: +1-617-801-6888
Passcode: 71744900
A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.
Currency Convenience Translation
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.6227 to US$1.00 as published by the People’s Bank of China on December 31, 2010. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information
The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2010 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2010. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.
Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company, the shift in the Company’s revenues to new games, the expansion into global market, the introduction of new game titles, the shift in the Company’s titles to a younger game portfolio and the future benefits brought by these new games, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users in China; the games fail to meet the expectations of end users; the games that the Company has licensed to partners globally are not well received by end users in these countries and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Savoy Lee, Director (China)
Taylor Rafferty
Phone: +852-2167-2005
Email: savoy.lee@taylor-rafferty.com
Alan Oshiki, Managing Director (U.S.A.)
Taylor Rafferty
Phone: +1-212-232-2354
Email: alan.oshiki@taylor-rafferty.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except for share and per share data)

	As of December 31,	As of September 30,	As of December 31,
	2009	2010	2010
	RMB	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,799.1	1,657.5	1,571.8	237.3
Restricted cash	54.5	2.5	5.4	0.8
Short-term investments	758.0	1,757.8	597.6	90.2
Marketable securities	9.2	5.8	5.4	0.8
Accounts receivable, net of allowance for doubtful accounts	18.5	40.9	48.4	7.3
Accounts receivable due from related parties	405.9	400.5	389.9	58.9
Deferred licensing fees and related costs	53.6	42.5	44.5	6.7
Prepayments and other current assets	112.8	135.8	132.7	20.2
Other receivables due from related parties	6.2	5.5	531.9	80.3
Deferred tax assets	79.6	69.4	66.9	10.1

Total current assets	3,297.4	4,118.2	3,394.5	512.6

Time deposit with maturity over one year	—	—	1,215.2	183.5
Investment in affiliated companies	8.7	17.1	31.5	4.8
Property and equipment	139.8	181.8	195.4	29.5
Intangible assets	517.2	1,327.5	1,269.7	191.7
Goodwill	170.1	486.9	486.9	73.5
Long-term deposits	64.8	61.3	62.4	9.4
Other long term assets	113.4	125.3	104.4	15.7
Non-current deferred tax assets	16.1	9.1	19.6	3.0

Total assets	4,327.5	6,327.2	6,779.6	1,023.7

LIABILITIES
Current liabilities:
Short-term borrowings	15.0	—	—	—
Accounts payable	27.3	74.5	64.6	9.8
Accounts payable due to related parties	70.8	70.8	65.3	9.9
Licensing fees payable	224.5	186.8	246.0	37.1
Taxes payable	142.5	117.0	146.4	22.1
Deferred revenue	250.9	222.3	233.7	35.3
Other payables and accruals	433.5	423.7	366.1	55.2
Other payables due to related parties	19.9	935.3	950.7	143.6
Deferred tax liabilities	76.6	107.3	69.7	10.5

Total current liabilities	1,261.0	2,137.7	2,142.5	323.5

Long-term liabilities	6.1	14.0	30.9	4.6
Non-current deferred tax liabilities	31.2	265.0	297.2	44.9
Non-current deferred revenue	3.5	43.7	50.2	7.6

Total liabilities	1,301.8	2,460.4	2,520.8	380.6

SHAREHOLDERS’ EQUITY
Ordinary shares	42.0	41.4	41.4	6.3
Additional paid-in capital	1,229.2	1,366.5	1,419.7	214.4
Statutory reserves	127.0	141.6	141.6	21.4
Accumulated other comprehensive loss	(58.6)	(47.2)	(40.8)	(6.3)
Retained earnings	1,480.2	2,136.8	2,458.1	371.2

Total Shanda Games Limited shareholders’ equity	2,819.8	3,639.1	4,020.0	607.0
Non-controlling interests	205.9	227.7	238.8	36.1

Total shareholders’ equity	3,025.7	3,866.8	4,258.8	643.1

Total liabilities and shareholders’ equity	4,327.5	6,327.2	6,779.6	1,023.7

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the three months period ended,
	December 31,	September 30,
	2009	2010	December 31, 2010
	RMB	RMB	RMB	US$

Net revenues:
MMORPGs revenues(1)	1,254.4	971.7	1,040.9	157.2
Advanced casual game revenues(1)	62.0	76.3	61.9	9.3
Other revenues(1)	19.8	48.3	49.7	7.5

Total net revenues	1,336.2	1,096.3	1,152.5	174.0

Cost of revenues	(534.3)	(449.4)	(451.5)	(68.2)

Gross profit	801.9	646.9	701.0	105.8

Operating expenses:
Product development	(105.5)	(116.4)	(137.2)	(20.7)
Sales and marketing	(129.3)	(137.5)	(138.5)	(20.9)
General and administrative	(85.5)	(86.8)	(100.4)	(15.1)

Total operating expenses	(320.3)	(340.7)	(376.1)	(56.7)

Income from operations	481.6	306.2	324.9	49.1
Interest income	8.5	18.3	17.4	2.6
Government financial incentives	76.8	52.0	124.8	18.8
Other income (expense), net	(3.5)	(4.0)	(6.5)	(1.0)

Income before income tax expenses, equity in affiliated companies, and minority interests	563.4	372.5	460.6	69.5

Income tax expenses	(128.4)	(75.9)	(87.2)	(13.1)
Equity in loss of affiliated companies	(17.4)	(0.8)	(3.5)	(0.5)

Net income	417.6	295.8	369.9	55.9
Less: Net income attributable to non-controlling interests	(2.4)	(6.8)	(3.3)	(0.5)

Net income attributable to ordinary shareholders	415.2	289.0	366.6	55.4

Earnings per ordinary share
Basic	0.72	0.51	0.65	0.10
Diluted	0.72	0.51	0.65	0.10

Earnings per ADS
Basic	1.44	1.02	1.30	0.20
Diluted	1.44	1.02	1.30	0.20

Weighted average ordinary shares outstanding
Basic	576,087,000	569,777,492	566,810,437	566,810,437
Diluted	580,037,606	569,777,492	566,810,437	566,810,437

Weighted average ADS outstanding
Basic	288,043,500	284,888,746	283,405,219	283,405,219
Diluted	290,018,803	284,888,746	283,405,219	283,405,219

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Operating income	513.6	329.4	350.5	53.0
Share-based compensation cost	(32.0)	(23.2)	(25.6)	(3.9)
GAAP Operating income	481.6	306.2	324.9	49.1

Non-GAAP net income attributable to ordinary shareholders	447.2	312.2	392.2	59.3
Share-based compensation cost	(32.0)	(23.2)	(25.6)	(3.9)
GAAP net income attribute to ordinary shareholders	415.2	289.0	366.6	55.4

Non-GAAP diluted earnings per share	0.77	0.55	0.70	0.11
Share-based compensation cost per share	(0.05)	(0.04)	(0.05)	(0.01)

GAAP diluted earnings per share	0.72	0.51	0.65	0.10

Non-GAAP diluted earnings per ADS	1.54	1.10	1.40	0.22
Share-based compensation cost per ADS	(0.10)	(0.08)	(0.10)	(0.02)

GAAP diluted earnings per ADS	1.44	1.02	1.30	0.20

Supplemental disclosure of intangible assets amortization arising from acquisition included in:

Cost of revenues	(10.8)	(21.6)	(29.2)	(4.4)
Product development		(1.7)	(3.2)	(0.5)
Sales and marketing		(2.0)	(3.1)	(0.5)
General and administrative		(3.3)	(4.3)	(0.6)

Total	(10.8)	(28.6)	(39.8)	(6.0)

(1)
Beginning in the third quarter of 2010, Shanda Games booked overseas revenues generated from game licensing and game operations, which was previously booked under net revenues from MMORPGs and advanced casual games, as applicable, under “other revenues”. The year-over-year and quarter-over-quarter comparison of net revenues from MMORPGs, net revenues from advanced casual games, other revenues, APA and ARPU has taken into consideration of the revenue reclassification mentioned above.

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the year ended,
	December 31, 2009	December 31, 2010
	RMB	RMB	US$

Net revenues:
MMORPGs revenues(1)	4,422.1	4,018.3	606.7
Advanced casual game revenues(1)	305.6	300.6	45.4
Other revenues(1)	79.0	185.8	28.1

Total net revenues	4,806.7	4,504.7	680.2

Cost of revenues	(1,933.5)	(1,837.2)	(277.4)

Gross profit	2,873.2	2,667.5	402.8

Operating expenses:
Product development	(339.8)	(465.8)	(70.3)
Sales and marketing	(432.9)	(501.8)	(75.8)
General and administrative	(366.1)	(367.0)	(55.4)

Total operating expenses	(1,138.8)	(1,334.6)	(201.5)

Income from operations	1,734.4	1,332.9	201.3
Interest income	26.3	61.7	9.3
Government financial incentives	177.0	232.3	35.1
Other income (expense), net	(7.4)	(16.5)	(2.5)

Income before income tax expenses, equity in affiliated companies, and minority interests	1,930.3	1,610.4	243.2

Income tax expenses	(428.7)	(300.3)	(45.4)
Equity in loss of affiliated companies	(30.1)	(5.4)	(0.8)

Net income	1,471.5	1,304.7	197.0
Less: Net income attributable to non-controlling interests	(18.5)	(15.9)	(2.4)

Net income attributable to ordinary shareholders	1,453.0	1,288.8	194.6

Earnings per ordinary share
Basic	2.61	2.26	0.34
Diluted	2.60	2.26	0.34

Earnings per ADS
Basic	5.22	4.52	0.68
Diluted	5.20	4.52	0.68

Weighted average ordinary shares outstanding
Basic	556,575,353	570,645,594	570,645,594
Diluted	559,600,871	570,795,057	570,795,057

Weighted average ADS outstanding
Basic	278,287,677	285,322,797	285,322,797
Diluted	279,800,436	285,397,529	285,397,529

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Operating income	1,860.2	1,438.8	217.3
Share-based compensation cost	(125.8)	(105.9)	(16.0)
GAAP Operating income	1,734.4	1,332.9	201.3

Non-GAAP net income attributable to ordinary shareholders	1,578.8	1,394.7	210.6
Share-based compensation cost	(125.8)	(105.9)	(16.0)
GAAP net income attribute to ordinary shareholders	1,453.0	1,288.8	194.6

Non-GAAP diluted earnings per share	2.82	2.45	0.37
Share-based compensation cost per share	(0.22)	(0.19)	(0.03)

GAAP diluted earnings per share	2.60	2.26	0.34

Non-GAAP diluted earnings per ADS	5.64	4.90	0.74
Share-based compensation cost per ADS	(0.44)	(0.38)	(0.06)

GAAP diluted earnings per ADS	5.20	4.52	0.68

Supplemental disclosure of intangible assets amortization arising from acquisition included in:
Cost of revenues	(34.7)	(84.6)	(12.8)
Product development	—	(6.9)	(1.0)
Sales and marketing	—	(8.7)	(1.3)
General and administrative	—	(13.2)	(2.0)

Total	(34.7)	(113.4)	(17.1)

(1)
Beginning in the third quarter of 2010, Shanda Games booked overseas revenues generated from game licensing and game operations, which was previously booked under net revenues from MMORPGs and advanced casual games, as applicable, under “other revenues”. The year-over-year and quarter-over-quarter comparison of net revenues from MMORPGs, net revenues from advanced casual games, other revenues, APA and ARPU has taken into consideration of the revenue reclassification mentioned above.

SHANDA GAMES LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except for share and per share data)

	For the year ended,
	December 31, 2009	December 31, 2010
	RMB	RMB	US$

Cash flows from operating activities:
Net income	1,471.5	1,288.8	194.6
Adjustments for:
Share-based compensation expenses	125.8	105.9	16.0
Depreciation and amortization	196.6	305.3	46.1
Others	90.2	29.3	4.4
Changes in assets and liabilities, net of acquisitions:	—	—	—
Prepayments and licensing fee and royalty	(125.5)	(39.3)	(5.9)
Others	251.9	57.4	8.6

Net cash provided by operating activities	2,010.5	1,747.4	263.8

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(108.6)	(86.9)	(13.1)
Acqusition (net of cash acquired) and equity investment	(112.2)	(1,011.5)	(152.7)
Others	(1,683.4)	(853.9)	(129.0)

Net cash used in investing activities	(1,904.2)	(1,952.3)	(294.8)

Cash flows from financing activities:
Repurchase of common stock	—	(255.9)	(38.6)
Others	1,050.5	235.3	35.5

Net cash (used in) / provided by financing activities	1,050.5	(20.6)	(3.1)

Effect of exchange rate changes on cash	13.5	(1.9)	(0.3)

Net increase in cash and cash equivalents	1,170.3	(227.4)	(34.4)
Cash and cash equivalents, beginning of year	628.9	1,799.2	271.7

Cash and cash equivalents, end of year	1,799.2	1,571.8	237.3